SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20547

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.       )
HCW PENSION REAL ESTATE FUND LIMITED PARTNERSHIP
(Name of Subject Company)
HCW PENSION REAL ESTATE FUND LIMITED PARTNERSHIP
(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
IH, Inc.
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     This Schedule 14D-9 relates to a tender offer by SCM Special Fund, LLC, MPF-NY 2006, LLC, MPF DeWaay Fund 2, LLC, MPF DeWaay Fund 4, LLC, MP Value Fund 6, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MPF Senior Note Program I, LP, MacKenzie Patterson Special Fund 6, LLC, MacKenzie Patterson Special Fund 6-A, LLC, MPF Flagship Fund 10, LLC, and MPF Acquisition Co. 3, LLC (collectively, the “Offerors”), to purchase units of limited partnership interest (“Units”) of HCW Pension Real Estate Fund Limited Partnership, at a price of $425.00 per Unit in cash. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of June 1, 2006 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2006.
ITEM 1. SUBJECT COMPANY INFORMATION.
     The name of the subject company is HCW Pension Real Estate Fund Limited Partnership, a Massachusetts limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.
     The title of the class of equity securities to which this Schedule 14D-9 relates is the units of limited partnership interest of the Partnership. As of May 31, 2006, 15,693 Units were outstanding.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
     This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership’s general partner is HCW General Partner, Ltd., a Texas limited partnership, whose sole general partner is IH, Inc. (the “Managing General Partner”). The Partnership’s business address and telephone number are set forth in Item 1 above.
     This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $425.00 per Unit. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as may be amended and supplemented from time to time, the “Schedule TO”), which was filed with the SEC on June 1, 2006. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of each of the Offerors is 1640 School Street, Moraga, California 94556.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The Partnership has no employees and depends on the Managing General Partner and its affiliates for the management and administration of all Partnership activities. The Partnership

Agreement provides for (i) certain payments to affiliates for services and (ii) reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.
     Affiliates of the Managing General Partner receive 5% of gross receipts from the Partnership’s sole property as compensation for providing property management services. The Partnership paid to such affiliates approximately $31,000 and $30,000 for the three months ended March 31, 2006 and 2005, respectively, and $114,000 and $109,000 for the years ended December 31, 2005 and 2004, respectively, which is included in operating expenses.
     An affiliate of the Managing General Partner received reimbursement of asset management fees amounting to approximately $16,000 for both the three months ended March 31, 2006 and 2005, and $66,000 and $95,000 for the years ended December 31, 2005 and 2004, respectively, which is included in general and administrative expenses. The asset management fees are calculated based on a percentage of tangible asset value of the Partnership as defined in the Partnership Agreement. The percentage as stipulated in the Partnership Agreement was 0.50% for 2005 and 0.75% for 2004.
     Affiliates of the Managing General Partner charged the Partnership reimbursement of accountable administrative expenses amounting to approximately $15,000 and $16,000 for the three months ended March 31, 2006 and 2005, respectively, and $65,000 for both the years ended December 31, 2005 and 2004, which is included in general and administrative expenses.
     The Partnership is an affiliate of Apartment Investment and Management Company (“AIMCO”), a publicly traded real estate investment trust. The Partnership insures its property up to certain limits through coverage provided by AIMCO, which is generally self-insured for a portion of the losses and liabilities related to workers compensation, property casualty, general liability and vehicle liability. The Partnership insures its property above the AIMCO limits through insurance policies obtained by AIMCO from insurers unaffiliated with the Managing General Partner. During the three months ended March 31, 2006 and the years ended December 31, 2005 and 2004, the Partnership was charged by AIMCO and its affiliates approximately $24,000, $23,000 and $21,000, respectively, for insurance coverage and fees associated with policy claims administration.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
     The information set forth in the Letter to the Unit holders, dated as of June 14, 2006, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     Not applicable.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     The information set forth in the Letter to the Unit holders, dated as of June 14, 2006, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     Not applicable.
ITEM 8. ADDITIONAL INFORMATION.
     The information set forth in the Letter to the Unit holders, dated as of June 14, 2006, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 9. EXHIBITS.

(a)(1)	Letter to the Unit Holders of the Partnership, dated June 14, 2006.

(e)	Not applicable.

(g)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 14, 2006

HCW PENSION REAL ESTATE FUND LIMITED
PARTNERSHIP

By:	HCW General Partner, Ltd.
(General Partner)

	By:	IH, Inc.
(Managing General Partner)

		By:	/s/ Martha L. Long

Martha L. Long
Senior Vice President